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                                                                  EXHIBIT 23 (1)


                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


We hereby consent to the incorporation by reference into the registration statements on Form S-8 of Tecnomatix Technologies Ltd. (registration numbers 333-14082, 333-11466, 333-04766 and 33-66334) of our report dated February 12,
2003, issued with respect to the consolidated financial statements of Tecnomatix Technologies Ltd. and filed with this Annual Report (Form 20-F) for the year ended December 31, 2002.


/s/ BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A MEMBER OF DELOITTE TOUCHE TOHMATSU


Tel Aviv, Israel
June 20, 2003